Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

(Unaudited)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
	(in thousands, except ratios)
Earnings (Loss):
Net income (loss)	$(459,507)	$50,953	$49,342	$(153,791)	$(740)
Add: Fixed Charges	57,062	54,329	31,026	13,228	2,558
Add: Amortization of capitalized interest	896	594	883	7,119	460
Less: Interest capitalized	(3,879)	(4,347)	(3,284)	(1,946)	(818)

Net income (loss), as adjusted	$(405,428)	$101,529	$77,967	$(135,390)	$1,460

Fixed Charges:
Total interest expensed	$30,981	$28,851	$14,130	$1,992	$682
Amortization of financing costs	3,584	3,067	2,322	224	248
Estimated interest portion of operating leases	231	220	146	124	53
Dividends on preferred stock(1)	22,266	22,191	14,428	10,888	1,575

Total fixed charges	$57,062	$54,329	$31,026	$13,228	$2,558

Fixed Charges and Fixed Charge Ratio:
Earnings (deficiency) to fixed charges	$(462,490)	$47,200	$46,941	$(148,618)	$(1,098)
Earnings to fixed charges ratio	—	1.9x	2.5x	—	—

(1)	Computed as the dividend requirement divided by (1 minus the statutory tax rate).